

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2024

Rui Fang
Chief Executive Officer
Yuanbao Inc.
Building 2 No. 8 Beichen West Road
Chaoyang District, Beijing, 100101
The People's Republic of China

> **Re: Yuanbao Inc.**
> **Amendment No. 3 to**
> **Draft Registration Statement on Form F-1**
> **Submitted on March 15, 2024**
> **CIK No. 0001995520**

Dear Rui Fang:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 1, 2024 letter.

Amendment No. 3 to Draft Registration Statement on Form F-1

Conventions that Apply to This Prospectus, page 14

1. We note your response to prior comment 2 and reissue. While we note the changes made throughout in an effort to clarify when disclosure relates to Affiliated Entities or PRC Operating Entities, the disclosure on page 15 continues to indicate that "we," "us," "our company," "our" or "Yuanbao" "also includes the VIE and its respective subsidiaries" in the context of describing your business operations. Please refrain from using terms such as "we" or "our" when describing activities or functions of a VIE. Please revise to clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when

> providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations.

Revenue, page 109

2. We note your response to comment 6, including your proposed revised disclosures setting forth the breakdown of insurance distribution services revenue by category of insurance products and by short-term insurance and long-term insurance. Please revise your disclosure accompanying this breakdown of revenue to include explanations of the key drivers of fluctuations in overall insurance distribution services revenue, as well as the revenue associated with each of the different insurance products, and any known trends that are likely to impact future earnings.

3. We note your response to comment 6 that insurance distribution services revenue totaled RMB208,342,000 and RMB334,255,000 for the fiscal years ended December 31, 2021 and 2022, respectively. We also note your disclosure on page 23 that the VIE and its subsidiaries, which are primarily engaged in and generate revenue from the provision for insurance distribution services to its partnered insurance carriers had revenue totaling RMB214,669,000 and RMB438,353,000 for the fiscal years ended December 31, 2021 and 2022, respectively. Please tell us, and revise your filing to explain, the underlying reasons for the difference in revenue from insurance distribution services included in the breakdown of insurance distribution revenue by category of insurance products and that reported for your VIE and its subsidiaries on page 23.

4. We note your response to comment 7, including your proposed revised disclosures setting forth the breakdown of other services contracts executed with partnered insurance carriers. Please revise your disclosure accompanying this breakdown of revenue to include explanations of the key drivers of fluctuations in overall other services revenue, as well as the revenue associated with both precise marketing services, analytics services, and other system services, and any known trends that are likely to impact future earnings. In addition, please revise your disclosure to include an enhanced description of the precise marketing services and analytics services similar to that provided in your response to comment 4.

5. We note your response to comment 7 that other services (system services) revenue totaled RMB174,084,000 and RMB515,560,000 for the fiscal years ended December 31, 2021 and 2022, respectively. We also note your disclosure on page 23 that the WFOE and its subsidiary, which are primarily engaged in the provision of other services to its partnered insurance carriers had revenue totaling RMB170,773,000 and RMB411,897,000 for the fiscal years ended December 31, 2021 and 2022, respectively. Please tell us, and revise your filing to explain, the underlying reasons for the difference in revenue from other services (system services) included in the breakdown of other services revenue by type of service and that reported for your WFOE and its subsidiary on page 23.

Notes to Consolidated Financial Statements
Note 2. Significant Accounting Policies
p) Revenue recognition, page F-21

6.   We note your response to comment 4. Your revenue recognition policy disclosures indicate that the contract combination criteria under ASC 606-10-25-9 are not met and therefore, insurance distribution contracts and other services (system services) contracts are not combined. Please revise the financial statements and all other relevant disclosures throughout the document to separately present the revenues from insurance distribution services and "other services" separately. Refer to ASC 606-10-50-5.

Please contact Ben Phippen at 202-551-3697 or Marc Thomas at 202-551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance